

April 24, 2014

Via E-mail
Mark W. Hianik, Esq.
General Counsel
xpedx Holding Company
6400 Poplar Ave.
Memphis, TN 38197

> **Re:** **xpedx Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-193950**

Dear Mr. Hianik:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. We note your response to our prior comment 2. Please advise us whether the record date will be determined before you request acceleration of effectiveness. If so, please inform us as to whether you will disclose the number of shares in a pre-effective amendment.

Unaudited Pro Forma Condensed Combined Financial Information of Combined Company and Related Notes, page 98

2. We note your response to comment 12 in our letter dated March 14, 2014. Please revise the notes to the pro forma financial statements to include disclosure stating that the combined company may be required to pay International Paper an earnout payment of up to $100 million if the combined company's aggregate EBITDA exceeds an agreed-upon

target. Your revised disclosure should indicate that the pro forma financial statements do not include a related adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of xpedx, page 110

3.   We note your response to comment 19 in our letter dated March 14, 2014 and the related revisions to your filing. However, it appears that your filing still includes references to gross margin based on a calculation of the difference between net sales and cost of products sold excluding depreciation and amortization. Please revise or advise.

Consolidated Financial Statements of Unisource

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page F-57

4.   We note your response to comment 20 in our letter dated March 14, 2014. Considering that Unisource has recently transitioned to profitability, please provide us with additional information supporting management's conclusion that it was more likely than not that Unisource would realize all of its available U.S. federal and a substantial portion of its state net deferred tax assets. Please tell us about Unisource's five year operating plan through 2018 including the amount of book income and taxable income that management expects will be generated in each year. As part of your response, please tell us how recent trends in Unisource's business have been evaluated, such as the decrease in operating income during the last five fiscal years. Also, please tell us how accurate management's projections have been in the past. In addition, please provide us with additional information supporting management's conclusion that it was appropriate to release the entire valuation allowance for Unisource's U.S. federal and substantially all of the valuation allowance for Unisource's state net deferred tax assets rather than a portion of the valuation allowance.

Exhibits

5.   We note your response to our prior comment 23. We note your assertion that the supply agreements "do not need to be filed under Item 601(b)(10)(ii)(B)" of Regulation S-K. Please explain your analysis as to whether the supply agreements are required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A. N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Peter J. Loughran, Esq.